UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2004
Commission File Number: 00-115124

PETROFUND ENERGY TRUST
(Name of Registrant)

Barclay Centre
600 444 7Avenue SW
Calgary, Alberta
Canada T2P 0X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROFUND ENERGY TRUST

Date: April 22, 2004	By:
Vince P. Moyer, CA
Senior Vice President, Finance and CFO

EXHIBIT

Exhibit	Description of Exhibit

1.	Notice of Annual and Special Meeting of Unitholders and Information
Circular dated February 27, 2004.

EXHIBIT 1

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS OF
PETROFUND ENERGY TRUST

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Units") of PETROFUND ENERGY TRUST ("Petrofund") will be held at the Hyatt Regency Hotel, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta on Wednesday, April 14, 2004, at the hour of 2:00 p.m. (Calgary time) for the following purposes:

  to receive and consider the consolidated financial statements of Petrofund for the year ended December 31, 2003, together with the auditors report thereon;

  to consider, and if thought fit, to pass a resolution appointing the nominees to be elected to serve as directors of Petrofund Corp. ("PC") for the ensuing year or until their successors are duly elected or appointed;

  to appoint the auditors of Petrofund for the ensuing year;

  to consider, and if thought fit, pass an ordinary resolution authorizing the issuance of up to a maximum of, subject to adjustment as provided in the Restricted Unit Plan, 1,200,000 Units from treasury pursuant to the terms of the Restricted Unit Plan, all as more particularly described in the Information Circular which accompanies this Notice;

  to consider, and if thought fit, pass an ordinary resolution authorizing the issuance of up to a maximum of, subject to adjustment as provided in the Long Term Incentive Plan, 800,000 Units from treasury pursuant to the terms of the Long Term Incentive Plan, all as more particularly described in the Information Circular which accompanies this Notice;

  to consider, and if thought fit, pass a special resolution approving amendments to each of the Trust Indenture and the Royalty Agreement, all as more particularly described in the Information Circular which accompanies this Notice; and

  to transact any other business which may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting and the text of the resolutions proposed are set forth in the Information Circular which accompanies this Notice.

Every registered holder of Units at the close of business on February 27, 2004 is entitled to receive notice of the Meeting and to vote such Units at the Meeting. No person acquiring Units after such date shall be entitled to vote at the Meeting or any adjournment thereof.

The quorum for the Meeting is two or more individuals present in person or by proxy representing at least 10% of the outstanding Units and it is therefore desirable that as many Units as possible be represented at the Meeting.

Unitholders are requested to complete, sign, date, and return the accompanying form of proxy in the envelope provided for that purpose, if they cannot attend the Meeting. To be used at the Meeting, the form of proxy must be received by Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Dated at Calgary, Alberta, this 27th day of February, 2004.

By order of the Board of Directors of
Petrofund Corp.

(Signed) JEFFERY E. ERRICO
President and Chief Executive Officer

TABLE OF CONTENTS

glossary of terms	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2
Exercise of Discretion by Proxies	2
NON-REGISTERED HOLDERS	2
voting by holders of PC exchangeable shares	5
Voting Units and Principal Holders Thereof	5
annual and Special meeting matters	2
Consideration of Financial Statements	2
Election of Directors	2
Appointment of Auditors	8
Approval of Issuance of Units Under Restricted Unit Plan	8
Approval of Issuance of Units Under Long Term Incentive Plan	11
Proposed Amendments to Trust Indenture and Royalty Agreement	15
EXECUTIVE COMPENSATION prior to the internalization	17
Management Agreement	2
Compensation of Directors	2
report on executive compensation	2
Executive Compensation	2
Unit Incentive Plans	2
restricted Unit Plan	21
Long term Incentive Plan	21
short term incentive plan	21
Employment Contracts	2
performance graph	23
Statement of Corporate Governance Practices	2
INTERESTS OF INSIDERS	2
INDEBTEDNESS OF DIRECTORS AND OFFICERS	2
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	2
OTHER MATTERS	2
DIRECTORS' APPROVAL AND CERTIFICATE	2

GLOSSARY OF TERMS

The following terms used in this Information Circular shall have the meanings set out below:

"Adjustment Date" means the expiry date of each Dividend Period;

"affiliate" and "associate" have the respective meanings ascribed thereto in the Securities Act (Ontario);

"Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act at a meeting of Unitholders, the number of votes that the holder of a Special Voting Unit would be entitled to had the holder exchanged all of the PC Exchangeable Shares then held by the holder for Units immediately prior to the record date set for such meeting;

"Board of Directors" or "Board" means the Board of Directors of PC;

"Business Day" means a day which is not (i) a Saturday or a Sunday; or (ii) a day observed as a holiday under the laws of the Province of Ontario, the Province of Alberta or the federal laws of Canada applicable therein;

"Cash Retraction Notice" means a notice to redeem Exchangeable Shares exercisable for a period of 5 Business Days from the date of expiry of the subject Dividend Period.

"Current Market Price" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 10 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose;

"Distribution" means a distribution paid by Petrofund in respect of the Units, expressed as an amount per Unit;

"Distribution Payment Date" means each date on which a Distribution is paid to Unitholders;

"Dividend Period" means the period commencing on the Distribution Record Date of a subject Distribution and ending 2 Business Days following the Distribution Payment Date relating to the subject Distribution;

"Distribution Record Date" means, in respect of any Distribution, the day on which Unitholders are identified for purposes of determining their entitlement to such Distribution;

"Drip Price" means, in respect of a Unit on any Valuation Date, the most recently applicable price at which a holder of a Unit is entitled to purchase a Unit in respect of the Distribution to which the subject Valuation Date relates pursuant to any distribution re-investment plan which Petrofund may have in effect on such Valuation Date and which is available to the holders of Units generally;

"Exchange Ratio" at any time and in respect of each PC Exchangeable Share, shall initially be equal to one, and, provided that PC shall not have declared a dividend in respect of the subject Dividend Period, shall be cumulatively increased on the Adjustment Date by an amount equal to the (i) fraction having as its numerator the Per Share Dividend Amount relating to the subject expired Dividend Period, and having as its denominator the Valuation Date, or (ii) in the event that: (a) as at the subject Valuation Date, Petrofund has in place a distribution re-investment plan which is available to the holders of Units generally, and (b) the holder has not delivered a Cash Retraction Notice in respect of the Distribution to which the expired Dividend Period relates within the time period provided for, the fraction having as its numerator the Per Share Dividend Amount relating to the subject expired Dividend Period, and having as its denominator the Drip Price in effect as at the Valuation Date;

"Information Circular" means this Information Circular, together with all schedules hereto and information incorporated by reference herein;

"HR&C Committee" means the Human Resources and Compensation Committee of the Board of Directors;

"Internalization" means Petrofund's indirect purchase of all of the shares of the Previous Manager and related transactions which were completed in April, 2003. Pursuant to the Internalization, Petrofund acquired all of the shares of the Previous Manager, a party to the Management Agreement, and all of the shares of NCE Services, which employed all of the Calgary-based personnel who provided management, operational and administrative services to PC and Petrofund;

"Management Agreement" means the amended and restated management, advisory and administration agreement dated as of January 1, 2002 among PC, the Trustee and the Manager;

"Manager" means the Previous Manager;

"Meeting" means the annual and special meeting of Unitholders to be held on Wednesday, April 14, 2004 at 2:00 p.m. MST (Calgary time), and any adjournment thereof;

"NCE Services" means NCE Management Services Inc.;

"Ordinary Resolution" means a resolution approved in writing by Unitholders holding not less than 50% of the outstanding Units or a resolution passed at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture and passed by the affirmative votes either in person or by proxy of the holders of not less than 50% of the Units represented at the meeting;

"PC" means Petrofund Corp.;

"PC Exchangeable Share Provisions" means the rights, privileges and conditions attaching to the PC Exchangeable Shares as set forth in the Articles of PC;

"PC Exchangeable Shares" means non-voting exchangeable shares in the capital of PC;

"Per Share Dividend Amount" means an amount equal to the amount of the Distribution relating to a subject Distribution Payment Date multiplied by the Exchange Ratio as at the subject Distribution Payment Date;

"Petrofund" or the "Trust" means Petrofund Energy Trust;

"Petrofund Incentive Plan" means the former incentive plan established on May 3, 1996, authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties;

"Petrofund Unit Rights Incentive Plan" means the incentive plan established on January 30, 2001, and approved by the Unitholder at that annual and special meeting held on June 11, 2001, authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties;

"Previous Manager" means NCE Petrofund Management Corp.;

"Royalty Agreement" means the amended and restated royalty agreement made as of April 16, 2003 between PC and Petrofund;

"Special Resolution" means a resolution approved in writing by Unitholders holding not less than 66-2/3% of the outstanding Units or a resolution passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and passed by the affirmative votes either in person or by proxy of the holders of not less than 66-2/3% of the Units represented at the meeting and voted on a poll upon such resolution.

"Special Voting Unit" means a special voting unit of Petrofund, which entitles the holder of record of the PC Exchangeable Shares to a number of votes at each meeting of Unitholders equal to the Aggregate Equivalent Vote Amount;

"Trust Indenture" means the amended and restated trust indenture governing Petrofund made as of April 16, 2003 between PC and the Trustee;

"Trustee" means Computershare Trust Company of Canada, the trustee of Petrofund;

"TSX" means the Toronto Stock Exchange;

"Units" means the trust units of Petrofund, each trust unit representing an equal undivided beneficial interest in Petrofund;

"Unitholders" means holders of Units; and

"Valuation Date" means the Current Market Price on the first Business Day following the Distribution Record Date in respect of the Distribution to which the expired Dividend Period relates.

PETROFUND ENERGY TRUST
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PC on behalf of Petrofund for use at the Annual and Special Meeting of Unitholders to be held at Hyatt Regency Hotel, Imperial Ballroom, Calgary, Alberta, on Wednesday, April 14, 2004 commencing at 2:00 p.m. (Calgary time) for the purposes set forth in the Notice of Meeting accompanying this Information Circular.

Petrofund has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Units and Special Voting Units. The Units and the Special Voting Units vote together as a single class on all matters. Each Unit outstanding on February 27, 2004, (the "Record Date") is entitled to one vote. The Special Voting Units are entitled to a number of votes at the Meeting equal to the Aggregate Equivalent Vote Amount.

In addition to solicitation by mail, proxies for use at the Meeting may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of PC at nominal cost.

In addition, PC may retain the services of a managing soliciting dealer to form and manage a soliciting dealer group and/or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of solicitation will be borne by Petrofund.

Petrofund may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Units or the PC Exchangeable Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) sending or delivering copies of this Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such Units or the PC Exchangeable Shares. Petrofund will provide, without cost to such persons, upon request to the Secretary of PC, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy accompanies the Notice of Meeting and Information Circular being sent to Unitholders. The persons named in such form of proxy are officers of PC. A Unitholder submitting the proxy has the right to appoint a person (who need not be a Unitholder) to be a representative at the Meeting, other than the persons designated in the form of proxy furnished by PC. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. A form of proxy will not be valid unless it is completed and delivered so it is received by Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

A Unitholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by any officer or attorney thereof duly authorized, either with the Trustee or at the head office of Petrofund at 600 444 7th Avenue SW, Calgary, Alberta T2P 0X8 at any time up to and including the close of business of the last day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXIES

The representatives of PC named in the enclosed form of proxy will vote the Units represented thereby in accordance with the instructions of the Unitholder who has given such proxy. If a Unitholder specifies a choice with respect to any matter to be acted upon, the Units represented by the proxy shall be voted accordingly.

WHERE NO CHOICE IS SPECIFIED, SUCH UNITS WILL BE VOTED BY THE REPRESENTATIVES OF PC NAMED IN SUCH FORM OF PROXY IN FAVOUR OF ANY MATTER TO BE ACTED UPON, AS DESCRIBED BELOW, AND WILL BE VOTED BY SUCH REPRESENTATIVES ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The enclosed form of proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. At the time of printing this Information Circular, management of PC are not aware of any such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered Unitholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases Units beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the NonRegistered Holder deals in respect of the Units (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, Petrofund will have distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. NonRegistered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "voting instructions form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Units they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the NonRegistered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

The foregoing discussion similarly applies to holders of PC Exchangeable Shares who do not hold their PC Exchangeable Shares in their own name. Only holders of PC Exchangeable Shares whose name appears on the records of PC as the registered holders of PC Exchangeable Shares are entitled to exercise voting rights in respect of their PC Exchangeable Shares at the Meeting.

VOTING BY HOLDERS OF PC EXCHANGEABLE SHARES

The Special Voting Unit is entitled to a number of votes at the Meeting equal to the Aggregate Equivalent Vote Amount.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the Record Date there were 72,733,897 Units issued and outstanding to which are attached voting rights and the registered holders thereof, at the close of business on the Record Date, are entitled to attend and vote at the Meeting on the basis of one vote for each Unit held. No person acquiring Units after such date shall be entitled to vote at the Meeting or any adjournment thereof.

As at the Record Date one Special Voting Unit is issued and outstanding, and as of the Record Date there were 851,471 PC Exchangeable Shares issued and outstanding, which entitled the holders to acquire an aggregate 939,147 Units.

To the best of the knowledge of the directors and senior officers of PC, no person beneficially owns, directly or indirectly, or exercises control or direction over, Units carrying more than 10% of the voting rights attached to the issued and outstanding Units which may be voted at the Meeting.

ANNUAL AND SPECIAL MEETING MATTERS

Consideration of Financial Statements

The consolidated financial statements of Petrofund for the year ended December 31, 2003, together with the auditors' report thereon, have been mailed to Unitholders.

Election of Directors

As the Internalization Transaction has been completed, the Unitholders are entitled to elect all seven members of the Board of Directors by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.

The following table and the notes thereto state the names of the persons proposed to be nominated for election to the Board of Directors, all other positions and offices with PC now held by them, their principal occupations or employment, the period or periods of service as directors of PC and the approximate number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name (1)	PC	Number of Units Owned, Controlled or
	Director Since	Directed as at February 27, 2004 (2)

James E. Allard (3) (6)	April 16, 2003	3,000
Calgary, Alberta
Sandra S. Cowan (4) (5)	January 17, 2002	25,000
Toronto, Ontario
John F. Driscoll	July 15, 1988	1,080,851 (7)
Toronto, Ontario
Jeffery E. Errico	April 16, 2003	82,592
Calgary, Alberta
Wayne M. Newhouse (5) (6)	April 16, 2003	5,000
Calgary Alberta
Frank Potter (3) (4) (5)	November 1, 2000	61,695
Toronto, Ontario
Peter N. Thomson (3) (4) (6)	November 1, 2000	42,166
Nassau, Bahamas

Notes:

(1) The principal occupations of the each of the nominees during the past five years follows:

James E Allard has focused his career in international finance and the petroleum industry for the past 40 years serving as CEO, CFO and director of a number of publicly traded and private companies during that period. During the past five years he has continued to serve on the board of the Alberta Securities Commission, act as the sole external trustee and advisor to a mid-sized pension plan, and serve as a director and advisor to several companies. From 1981 to 1995, he served as a senior executive officer of Amoco Corporation as well as a director of Amoco Canada, then Canada's largest natural gas producer.

Sandra S. Cowan has been Partner and General Counsel of EdgeStone Capital Partners since January 15, 2002. From August 1999 to January 15, 2002, Ms. Cowan was a partner in the law firm of Goodman and Carr LLP in Toronto, and prior to August 1999, Ms. Cowan was a partner in the law firm of Aird & Berlis LLP in Toronto.

John F. Driscoll is the Chairman, President, Chief Executive Officer and a director of Sentry Select Capital Corp. He also founded and has been Chairman of NCE Resources Group since 1984 and Chairman of Petrofund since 1988. He has also been Chairman of Inter Pipeline Fund and Strategic Energy Fund since October 2002 and May 2002 respectively. He specializes in closed-end funds and mutual funds and related advisory, management and consulting services. Mr. Driscoll received his Bachelor of Science degree from the Boston College Business School in 1964, and in 1967 attended the New York Institute of Finance. During the last 20 years, issuers of which Mr. Driscoll was responsible as an officer and/or director or in respect of which he was an officer and/or director of their managers have raised gross proceeds of approximately $4.0 billion. Mr. Driscoll also founded and has been President, since 1981, of J.F. Driscoll Investment Corp., a company specializing in investment management.

Jeffery E. Errico is a Professional Engineer who received a Bachelor of Applied Science Degree in Chemical Engineering from the University of British Columbia. Mr. Errico has over 25 years experience in the oil and gas industry and prior to joining Petrofund, held several senior executive positions with operating oil and gas companies. He joined PC in 1995 and is currently President and Chief Executive Officer of PC.

Wayne M. Newhouse is a Professional Engineer and oil and gas executive with over 40 years of broad industry experience. Since 1995, Mr. Newhouse has served as President of Newhouse resource Management Ltd. and subsequently Morgas Ltd., both private oil and gas production companies, as well as a director of several publicly traded companies. From 1989 to 1994, Mr. Newhouse served as Senior Vice President, Production and Senior Vice President, Exploration and International Development of Norcen Energy Resources Ltd.

Frank Potter has been the Chairman since 1995 of Emerging Markets Advisors, Inc., a Toronto-based consultancy that assists corporations in making and managing direct investments internationally. Prior thereto, Mr. Potter was executive director of The World Bank Group in Washington, and was subsequently senior advisor at the federal Department of Finance. Mr. Potter is a director of a number of public and private corporations and public service organizations.

Peter N. Thomson has, for over 10 years, been the Chairman of the Board of the West Indies Power Corporation Limited. He attended Lower Canada College and Sir George Williams College. He received his Doctorate of Laws Degree from St. Thomas University, Fredericton, New Brunswick. Mr. Thomson began his professional career in Montreal with investment dealer Nesbitt Thomson, and after a successful career with a number of firms he was appointed Chairman, President and Chief Executive Officer of Power Corporation of Canada. He has served as a director of numerous Canadian companies, including Petrofina Canada Limited and Norcen Energy Resources Ltd.

(2) The information as to Units beneficially owned, controlled or directed, not being within the knowledge of PC or Petrofund, has been furnished by the respective nominees individually.

(3) Member of the Audit Committee.

(4) Member of the Governance Committee.

(5) Member of the Human Resources and Compensation Committee.

(6) Member of the Reserves Audit Committee.

(7) The Units held or controlled by Mr. Driscoll include Units which Mr. Driscoll is entitled to acquire in accordance with PC Exchangeable Shares held or controlled by Mr. Driscoll as at the Record Date.

The term of office of each above nominee as director will be from the date of the meeting at which he or she is elected until the next annual meeting or until his or her successor is elected or appointed.

In order to implement the Board of Directors nominations made by the Unitholders, the Trustee, in its capacity as trustee of Petrofund will sign a resolution in writing electing those individuals nominated by the Unitholders to serve as directors immediately following the meeting.

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. PC HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS.

Appointment of Auditors

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF PETROFUND TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF UNITHOLDERS, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Deloitte & Touche LLP have been auditors of Petrofund since June 3, 2002. Prior to June 3, 2002 Arthur Andersen LLP had been auditors of Petrofund since its inception. Arthur Andersen LLP ceased practicing public accounting effective June 3, 2002.

Approval of Issuance of Units Under Restricted Unit Plan

On February 17, 2004, the Board of Directors approved the adoption of a restricted unit plan (the "Restricted Unit Plan") which authorizes the Trust to grant restricted units ("Restricted Units") to directors, officers, employees or consultants of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder for cash or Units. The Restricted Unit Plan is an alternative to the incentive bonus plans and unit right incentive plans employed by many other trusts. At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass a resolution authorizing the issuance of up to a maximum of 1,200,000 Units from treasury, over the life of the plan, pursuant to the terms of the Restricted Unit Plan. For a description of the Restricted Unit Plan, see "- Description of the Restricted Unit Plan" below.

The issuance of Units from treasury under the Restricted Unit Plan is subject to the approval of the TSX.

At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass the following resolution (the "Restricted Unit Plan Resolution") in relation to the Restricted Unit Plan:

"BE IT RESOLVED as an ordinary resolution of the unitholders of Petrofund Energy Trust (the "Trust") that the Trust be and is hereby authorized to issue up to a maximum of, subject to adjustment as provided in the Restricted Unit Plan, 1,200,000 trust units of the Trust from treasury pursuant to the terms of the Restricted Unit Plan as described in the Information Circular of the Trust dated February 27, 2004."

In the event that the above resolution is not passed, the Board of Directors will have the option of satisfying the Payout Amount (as defined in the Restricted Unit Plan) in respect of certain grants of Restricted Units (as defined in the Restricted Unit Plan) either in cash or by way of purchasing Units on the open market.

The Restricted Unit Plan Resolution requires approval by an Ordinary Resolution.

The Board of Directors unanimously recommends that the Unitholders vote FOR the Restricted Unit Plan Resolution.

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE VOTED AGAINST THE RESOLUTION. THE RESTRICTED UNIT PLAN WILL NOT BE ADOPTED IF THE REQUIRED APPROVAL OF THE RESOLUTION IS NOT OBTAINED.

Description of the Restricted Unit Plan

A considerable amount of time has been spent by management and the HR&C Committee, in consultation with independent third party consultants, reviewing the compensation packages of other similar trusts in both the oil and gas industry and other industries. The goal of this effort was to design a compensation package that will both provide an effective incentive compensation mechanism and more closely align the interests of management of the Trust with the interests of the Unitholders.

Generally speaking, many trusts in the oil and gas industry typically have in place both an incentive bonus plan and a unit rights incentive plan. Typically, the incentive bonus plan sets aside a non-discretionary bonus pool of approximately 2.0% to 2.5% of net operating income. This bonus pool is distributed annually, or semi-annually, to participants and payment is typically made in cash, trust units or a combination thereof. The existing unit rights incentive plan is very similar to a stock option plan, under which participants are granted rights to purchase trust units at a predetermined price.

Upon completion of its review, management, the HR&C Committee and the Board of Directors concluded that the unit rights incentive plan was not particularly effective in achieving either of the goals outlined above. As an alternative to this plan, on February 17, 2004, the Board of Directors approved the Restricted Unit Plan for directors, officers, employees, or consultants of the Trust and of its subsidiaries, including PC.

Under the terms of the Restricted Unit Plan, any director, officer, employee or consultant of the Trust, or any of its subsidiaries who, in each case, in the opinion of the directors of PC, holds an appropriate position with the Trust, or any of its subsidiaries, to warrant participation in the Restricted Unit Plan (collectively, the "Participants") may be granted Restricted Units which vest over time and, upon vesting, can be redeemed by the holder, at the election of PC and subject to certain restrictions, for cash or Units. The Restricted Unit Plan is administered by the HR&C Committee.

The Restricted Unit Plan is intended to replace the existing Petrofund Unit Rights Incentive Plan which will be terminated should the Restricted Unit Plan receive all necessary approvals. This termination is not conditional on approval of the LTIP. Rights that have been previously issued under the Petrofund Unit Rights Incentive Plan which remain outstanding will not be affected by the termination of the plan. The Restricted Unit Plan will operate independently of the LTIP and STIP made available to the Senior Executives (see "Approval of Issuance of Units Under the Long Term Incentive Plan" below); however, such persons will be eligible to participate in the Restricted Unit Plan.

The Restricted Unit Plan authorizes the issuance of 1,200,000 Restricted Units (subject to adjustments, including adjustments resulting from cash distributions paid to holder of Units) of which no greater than 200,000 Restricted Units (subject to adjustments, including adjustments resulting from cash distributions paid to holders of Units) may be granted to the directors of the Trust or its subsidiaries who are not officers or employees of the Trust or its subsidiaries.

The purpose of the Restricted Unit Plan is to provide incentive compensation to Participants which is calculated based on a grant of Restricted Units and the appreciation in value of the Units (including distributions payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants will be rewarded for their efforts in the year in which the Restricted Units are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of the Trust.

The number of Restricted Units granted to a Participant will be increased on the second Business Day following each date on which a cash distribution is paid to holder of Units by an amount equal to the product of the number of Restricted Units granted to the Participant which have not been redeemed and the fraction which has as its numerator the cash distribution paid, expressed as an amount per Trust Unit and which has as its denominator the weighted average of the prices at which the Units traded on the TSX for the 20 trading days immediately preceding the record date for such distribution.

Essentially, the Restricted Unit Plan provides for the granting of Restricted Units to Participants at the discretion of the Board of Directors, based on recommendations received from the HR&C Committee. Unless otherwise determined by the Board of Directors at the time of a particular grant of Restricted Units, Restricted Units will vest and become available for redemption as to 33a% on each of the first, second and third anniversaries of the grant date. The number of Restricted Units which can be granted from time to time and which have a vesting date which occurs earlier than the foregoing vesting schedule is limited to 5% of the number of Restricted Units which are authorized for issuance pursuant to the Restricted Unit Plan; provided, however, that the proposed grant by the Board of Directors of approximately 65,000 Restricted Units to employees and consultants of PC, which will vest as to 33a% on each of January 1, 2004, January 1, 2005, and January 1, 2006, will be considered to have been granted in accordance with the normal vesting schedule set forth above.

The Restricted Unit Plan provides that any grant of Restricted Units to a Participant who is a director of the Trust or a subsidiary of the Trust will be subject to the restrictions that: (i) the Restricted Units will not vest and, accordingly, will not become available for redemption until the third anniversary of the date of grant; and (ii) upon redemption of the Restricted Units the Payout Amount (as defined below) will only be satisfied by PC delivering Units issued from treasury. Accordingly, directors of the Trust or of subsidiaries of the Trust will not be granted Restricted Units under the Restricted Unit Plan unless and until approval of Unitholders of the issuance of Units from treasury pursuant to the Restricted Unit Plan has been obtained at the Meeting.

The Restricted Unit Plan also provides that at the time of a grant of Restricted Units to a Participant who is an officer, employee or consultant of the Trust or a subsidiary of the Trust the Participant has the right to elect that the grant of Restricted Units will be subject to the restrictions that: (i) the Restricted Units will not vest and, accordingly, will not become available for redemption until the third anniversary of the date of grant; and (ii) upon redemption of the Restricted Units the Payout Amount will only be satisfied by PC delivering Units issued from treasury. Accordingly, the foregoing election cannot be made unless and until Unitholder approval of the issuance of Units from treasury pursuant to the Restricted Unit Plan is obtained at the Meeting.

Upon redemption of Restricted Units which have vested, Participants will be required to pay $0.10 in cash for each Restricted Unit which is redeemed. Upon redemption, the Trust is required to pay to the Participant the fair market value of the redeemed Restricted Units based on the weighted average of the price at which the Units traded on the TSX for the 20 trading days immediately preceding the redemption date (the "Payout Amount"). Subject to the restrictions noted above, the Payout Amount shall be satisfied at the discretion of the Board of Directors by making a cash payment, purchasing Units in the market and delivering such Units to the Participant or, subject to the approval of the Unitholders as contemplated herein, by issuing Units from treasury. In the event that the approval of Unitholders of the issuance of Units from treasury pursuant to the Restricted Unit Plan is not obtained at the Meeting, the Restricted Unit Plan provides that the Payout Amount may be satisfied through the payment of cash or by way of open market purchases of Units.

The Restricted Unit Plan provides that no Units may be issued to a Participant under the Restricted Unit Plan if such issuance could result, at any time, in (i) the number of Units reserved for issuance pursuant to issuances under the Restricted Unit Plan in respect of Restricted Units granted to insiders of the Trust exceeding 3% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares), (ii) the issuance to insiders of the Trust, within a one-year period, of a number of Units exceeding 3% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares), or (iii) the issuance to any one insider of the Trust, or such insider's associates, within a one year period, of a number of Units exceeding 0.5% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares).

In the event of a change in control of the Trust, as defined in the Restricted Unit Plan, the vesting provisions attaching to the Restricted Units shall be accelerated and all unexercised Restricted Units shall become available for redemption by the Participant for a period of 90 days following the effective date of such change of control.

The Restricted Unit Plan also provides for the vesting and/or termination of Restricted Units in the event of the cessation of employment or death of a Participant.

The issuance of Units from treasury under the Restricted Unit Plan is subject to the approval of the TSX.

As at the date hereof, no Restricted Units have been granted.

Approval of Issuance of Units Under Long Term Incentive Plan

On February 17, 2004, the Board of Directors approved a long term incentive plan (the "LTIP") for the President and Chief Executive Officer, the Executive Vice President, the Senior Vice President, Finance and Chief Financial Officer and the Senior Vice President, Operations of PC (collectively, the "Senior Executives") and other employees of PC who may, in the future, be designated as participants under the LTIP.

At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass a resolution authorizing the issuance of up to 800,000 Units from treasury, over the life of the LTIP, pursuant to the terms of the LTIP. For a description of the LTIP, see "- Description of the Long Term Incentive Plan" below.

The issuance of Units from treasury under the LTIP is subject to the approval of the TSX.

At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass the following resolution (the "Long Term Incentive Plan Resolution") in relation to the LTIP:

"BE IT RESOLVED as an ordinary resolution of the unitholders of Petrofund Energy Trust (the "Trust") that the Trust be and is hereby authorized to issue up to a maximum of, subject to adjustment as provided in the long term incentive plan, 800,000 Units of the Trust from treasury pursuant to the terms of the long term incentive plan as described in the Information Circular of the Trust dated February 27, 2004."

The Board believes that the issuance of Units from treasury under the LTIP (as opposed to the payment of cash to the Senior Executives) better aligns the interests of the Senior Executives with the interests of the Unitholders. If the issuance of the Units to the Senior Executives under the LTIP is not approved, the HR&C Committee will work in good faith with the Senior Executives to implement an alternative compensation plan which, failing a satisfactory agreement with respect to such alternative plan, may require PC to compensate the Senior Executives with cash. Such cash payments could result in a reduction of the aggregate sum of distributions available for Unitholders or may result in an increase in the debt of PC and the Trust.

The Long Term Incentive Plan Resolution requires approval by an Ordinary Resolution.

The Board of Directors unanimously recommends that the Unitholders vote FOR the Long Term Incentive Plan Resolution.

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE VOTED AGAINST THE ABOVE RESOLUTION.

Description of the Long Term Incentive Plan

The LTIP is intended to encourage and reward outstanding performance by participants, and if certain performance measures are met, participants may receive a significant portion of their annual cash compensation through the LTIP. As awards under the LTIP are paid out to the participants over time, the LTIP is also designed to act as a participant retention tool as well as encouraging outstanding performance.

The LTIP was approved by the Board of Directors subject to obtaining the approval of Unitholders of the issuance of Units from treasury under the LTIP at the Meeting. The Board believes that the issuance of Units from treasury under the LTIP (as opposed to the payment of cash to the Senior Executives) better aligns the interests of the Senior Executives with the interests of the Unitholders. If the issuance of the Units to the Senior Executives under the LTIP is not approved, the HR&C Committee will work in good faith with the Senior Executives to implement an alternative compensation plan which, failing a satisfactory agreement with respect to such alternative plan, may require PC to compensate the Senior Executives with cash. Such cash payments could result in a reduction of the aggregate sum of distributions available for Unitholders or may result in an increase in the debt of PC and the Trust. Accordingly, the Board recommends that Unitholders vote in favour of the proposed issuance of Units under the LTIP.

The LTIP is administered by the HR&C Committee. From time to time the HR&C Committee will review the objectives of the LTIP to ensure that the LTIP continues to properly encourage outstanding participant performance and retention, and to help achieve PC's and the Trust's strategies and value creation. After such review, reasonable adjustments and amendments may be made to the LTIP in the sole discretion of the HR&C Committee, provided that the HR&C Committee acts in a reasonable manner.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the LTIP establishes threshold, target, and maximum opportunities for each of the participants. The amount of the award for any given year which is given to a participant under the LTIP depends upon the degree to which performance levels, as described below, and individual performance, where applicable, have been met in that year. The size of the LTIP award for any given year is expressed as a percentage of the participant's base salary (not including any bonus, incentive or LTIP compensation, or the value of benefits or perquisites).

The LTIP presently has two financial and operational performance measures: (i) total unitholder return ("TUR"); and (ii) reserve life index ("RLI"). TUR is measured relative to the total unitholder return of relevant peer oil and gas trusts. RLI is measured relative to the prior year's RLI of the Trust. It is considered at the present time by the Committee that it is important for the fund to maintain an RLI of 10.0 years or greater. An RLI of 10.0 years is presently considered the "Optimum RLI" under the LTIP. The HR&C Committee may, in its discretion, but only after consultation with the Senior Executives, review from time to time what the Optimum RLI should be and may change the performance milestones for the RLI based on such review and consultation.

Subject to the discretion and judgement of the HR&C Committee, the two performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the LTIP. In addition to the above two performance measures, the HR&C Committee will take into account in certain circumstances the individual performance of the LTIP participants in determining the LTIP award.

As at the date hereof, and subject to individual performance considerations, the two performance measures at the following percentiles would result in the following awards under the LTIP.

TUR Component:

  a TUR that equals or exceeds the 25th percentile, but is less than the 50th percentile, of the peer group for total unitholder return would result in a threshold LTIP calculation equal to 50% of the target incentive for this component;

  a TUR that equals or exceeds the 50th percentile (median), but is less than the 75th percentile, of the peer group for total unitholder return would result in a LTIP calculation equal to the target incentive for this component; and

  a TUR that is at or above the 75th percentile of the peer group for total unitholder return would result in a maximum LTIP calculation equal to 200% of the target incentive for this component.

RLI Component:

Should the RLI equal or exceed the Optimum RLI, the calculation will be 200% of the target incentive.

Where the RLI falls below the Optimum RLI:

  a change in the RLI at or above the 25th percentile, but less than the 50th percentile, would result in a threshold LTIP calculation equal to 50% of the target incentive for this component;

  a change in the RLI at or above the 50th percentile, but less than the 75th percentile, would result in a LTIP calculation equal to the target incentive for this component; and

  a change in the RLI at or above the 75th percentile would result in a maximum LTIP calculation equal to 200% of the target incentive for this component.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the following are the present threshold, target and maximum opportunities for each of the Senior Executive participants in the following positions:

Level 1 - President and Chief Executive Officer
Level 2 - Executive Vice President
Level 3 - Senior Vice Presidents

	Annual Long Term Incentive (as a % of base salary)
	Threshold		Maximum
Participation Level	(50% of Target)	Target	(200% of Target)
1	50%	100%	200%
2	37.5%	75%	150%
3	32.5%	65%	130%

As an example, for a participant at participation level 1 whose base salary is equal to $100,000, where the target incentive of the participant is 100% of the participant's base salary (which amount is equal to $100,000) then, subject to individual performance considerations, the payment under the LTIP to the participant would be: nil if the Trust did not meet the threshold performance measures; $50,000 (50% of $100,000) if the Trust met but did not exceed the threshold performance measures; $100,000 (100% of $100,000) if the Trust met but did not exceed the target performance measures; and $200,000 (200% of $100,000) if the Trust met or exceeded the maximum performance measures.

The awards under the LTIP will be based on the participant's base salary earned during the LTIP year with respect to which the award was made. LTIP awards will be made in the form of a grant of restricted Units. The number of restricted Units awarded under the LTIP will be calculated as follows:

  as determined by the HR&C Committee, the percentage of base salary to be awarded to the specific participant will be applied to the base salary for the LTIP year to arrive at a dollar value for the LTIP award;

  the dollar value for the LTIP award will be divided by the average of the closing price of Units on the TSX during the 20 days immediately preceding the award date to arrive at the number of restricted Units to be awarded to the participant;

  the restricted Units will vest one-third on January 1 of the year following the LTIP year with respect to which the award was made and one-third on January 1 of each of the two subsequent years (notwithstanding the foregoing, however, in the existing employment agreements for each of the Senior Executives, it has been agreed that the vesting schedule for the distribution of awards to such persons under the LTIP shall be: (i) for any LTIP award for 2003 performance, two-thirds of the LTIP award shall be vested on the grant date and the remaining one-third of the LTIP award will be vested on the first anniversary of the grant date; and (ii) for any LTIP award for 2004 or 2005 performance, one-third of the LTIP award would be vested on the grant date, one-third of the LTIP award shall be vested on the first anniversary of the grant date and the remaining one-third of the LTIP award shall be vested on the second anniversary of the grant date;

  prior to vesting, distributions on the account balance will be credited and notionally reinvested;

and

  on vesting, the balance of the account representing the vested portion of the LTIP award will be issued in Units from treasury to the credit of the participant.

Provided the LTIP receives the necessary Unitholder and regulatory approval, the dollar value of the Units which will be issued from treasury pursuant to the LTIP to each of the Senior Executives will depend on each executive meeting certain individual and corporate performance targets, and is expected to be at the maximum for 2003 of: $610,000 for the President and Chief Executive Officer; $337,500 for the Executive Vice President; $266,500 for the Senior Vice President, Finance and Chief Financial Officer; and $240,000 for the Senior Vice President, Operations. The actual number of Units which will be issued is determined by dividing each dollar amount by an amount equal to the average closing market price of the Units over the 20 trading days preceding the date of the award. The initial grant of Units under the LTIP, based on the foregoing, was approved by the Board of Directors on February 17, 2004, subject to the receipt of all necessary regulatory and Unitholders approvals. Vesting of these Units is two-thirds of the LTIP award on December 31, 2003, and the remaining one-third of the LTIP award on December 31, 2004. If necessary regulatory and Unitholder approval is not obtained it is intended that alternative compensation will be awarded which is equivalent to the award under the LTIP.

Subject to any employment agreement that is in place with the Senior Executives, PC and the HR&C Committee have the right and discretion, provided they act reasonably, to amend the LTIP, in whole or in part, or to terminate the LTIP at any time. Upon termination of the LTIP, all rights to the participants under the LTIP shall cease as of the date of termination, except with respect to LTIP awards that have been declared by the HR&C Committee but not yet paid to the participants.

The issuance of Units from treasury under the LTIP is subject to the approval of the TSX.

Proposed Amendments to Trust Indenture and Royalty Agreement

Management has presented to the Board of Directors a number of proposed amendments to the Trust Indenture and the Royalty Agreement and, after considering such amendments, the Board of Directors has determined to place before unitholders a special resolution approving amendments to the Trust Indenture and the Royalty Agreement as follows.

Additional Resource Assets

The Trust Indenture currently provides that any funds within the Trust Fund (as defined in the Trust Indenture) are to be used for certain purposes, which purposes include, among others, acquiring, holding and investing, directly or indirectly, in "Additional Resource Assets".

The Trust Indenture and the Royalty Agreement currently define "Additional Resource Assets" as "securities of Resource Issuers, royalties or other interests of Resource Issuers and properties and related assets of Resource Issuers" and also define a "Resource Issuer" as "any company, partnership, limited partnership, trust or other entity whose principal business activity is or relates to the exploration, production, drilling, recovery, removal, disposal, production, processing or transportation of Petroleum Substances (as defined in the Trust Indenture and the Royalty Agreement) or related activities".

The business environment is continually changing in the energy sector and, as such, the Board of Directors believes it would be prudent to expand the scope of the Trust's business to include all business related to the energy business rather than only business related to oil and gas assets. While the primary focus of the Trust shall continue to be oil and gas assets, the Board of Directors feels it is prudent to permit investments in the future by the Trust in other energy related investments such as electricity or power generating assets.

Accordingly, it is proposed to amend the definition of "Resource Issuer" in each of the Trust Indenture and the Royalty Agreement to read as follows:

"Resource Issuer" means any company, partnership, limited partnership, trust or other entity whose principal business activity is or relates to petroleum and natural gas or other energy related assets including, without limitation, Petroleum Substances, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets;

Acquisition Criteria of Properties

The Trust Indenture provides that acquisitions of Additional Resources Assets which are "Properties" (and which are defined as petroleum and natural gas rights and related tangibles and miscellaneous interests) are to comply with the acquisition criteria set forth in section 3.2 of the Royalty Agreement. One of the acquisition criteria presently contained in Section 3.01(b) of the Royalty Agreement is that Properties shall be located in Western Canada, namely, Alberta, Saskatchewan, British Columbia and Manitoba and, at the time of purchase, not more than 10% of the Asset Value (as defined in the Royalty Agreement), after giving effect to the proposed acquisition may be represented by Properties located outside of Western Canada. It is an additional criterion contained within Section 3.01(b) of the Royalty Agreement that all of the Properties must be located in Canada.

The Board of Directors feels that it would be prudent to increase the maximum percentage of Properties which can be located outside of Western Canada from 10% to 20% in order that the Trust is not limited in its ability to acquire a greater interest in attractive oil and gas assets which are located outside of Western Canada, and also remove the restriction that all of the properties must be located in Canada.

Accordingly, it is proposed to amend the acquisition criteria set forth in Section 3.01(b) of the Royalty Agreement to read as follows:

"The Properties shall be located primarily in Western Canada, namely, Alberta, Saskatchewan, British Columbia and Manitoba and, at the time of purchase, not more than 20% of the Asset Value, after giving effect to the proposed acquisition, may be represented by Properties located outside of Western Canada."

Option to Designate Principal Office of Trustee

The Trust Indenture currently provides that the register of Unitholders, and all books and records of the Trust, be kept at the principal corporate trust office of the Trustee in the City of Toronto. The Board of Directors feels that it would be prudent and expeditious to have the option to designate the principal corporate trust office of the Trustee in the City of Calgary as the custodian of the register of Unitholders and the books and records of the Trust.

Accordingly, it is proposed to amend the provisions of the Trust Indenture to give the Board of Directors the option to designate the principal corporate trust office of the Trustee in either the City of Toronto or the City of Calgary as the custodian of the register of Unitholders and the books and records of the Trust.

Definition of Asset Value

The Trust Indenture currently defines "Asset Value" as the present worth of the total estimated pre-tax cash flow from the proved reserves and 50% of the probable reserves, as shown in the most recent engineering report relating thereto. However, the introduction of the new National Instrument 51-101 has imposed a new definition of probable reserves on the industry as a whole. The Board of Directors feels that it would be prudent and expeditious to amend the definition of Asset Value in the Trust Indenture to reflect the new definition contained in NI 51-101.

Accordingly, it is proposed to amend the definition of "Asset Value" in the Trust Indenture to read as follows:

"Asset Value" means the present worth of all of the estimated pre-tax net cash flow from the proved reserves plus probable reserves, as such terms are defined for the purposes of National Instrument 51-101 (or any replacement thereof), shown in the most recent engineering report relating thereto, discounted at an annual rate equal to the then current annual yield of long-term (10 year) Government of Canada bonds plus 400 basis points, subject to a maximum rate of 10% and using forecast price and cost assumptions;".

Unitholder Approval

At the Meeting, Unitholders will be asked to consider and, if thought fit, pass the following resolution (the "Amendments Resolution") in relation to the amendments to the Trust Indenture and the Royalty Agreement which are described above:

"Be it resolved as a special resolution of the Unitholders of Petrofund Energy Trust that:

  the definition of "Resource Issuer" contained in each of the Trust Indenture and the Royalty Agreement be amended to read as follows:

"Resource Issuer" means any company, partnership, limited partnership, trust or other entity whose principal business activity is or relates to petroleum and natural gas or other energy related assets including, without limitation, Petroleum Substances, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets;";

  the acquisition criteria contained in Section 3.01(b) of the Royalty Agreement be amended to read as follows:

"The Properties shall be located primarily in Western Canada, namely, Alberta, Saskatchewan, British Columbia and Manitoba and, at the time of purchase, not more than 20% of the Asset Value, after giving effect to the proposed acquisition, may be represented by Properties located outside of Western Canada.";

  the designation of the principal corporate trust office of the Trustee contained in the first paragraph of Section 13.2 of the Trust Indenture be amended to read as follows:

"A register shall be kept, at the discretion and option of the Board of Directors of the Corporation, at the principal corporate trust office of the Trustee in either the City of Toronto or the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective number of Units held by them, the certificate number of the Certificates representing such Units and a record of all transfers thereof. In addition, the Trustee shall maintain a branch register at its principal offices in Halifax, Montreal, Vancouver, and either Calgary or Toronto and in such other locations as the Trustee may designate from time to time."; and

  the designation of the principal office of the Trustee contained in Section 18.2 of the Trust Indenture be amended to read as follows:

"The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the foregoing, the Trustee will, at its principal office, as designated by the Board of Directors of the Corporation, in either Toronto, Ontario, or Calgary, Alberta, keep records of all transactions of the trust, a list of the assets of the Trust Fund from time to time and a copy of this Trust Indenture and the Royalty Agreement with any amendments thereto.".

  the definition of "Asset Value" contained in Section 1.1 of the Trust Indenture be amended to read as follows:

"Asset Value" means the present worth of all of the estimated pre-tax net cash flow from the proved reserves plus probable reserves, as such terms are defined for the purposes of National Instrument 51-101 (or any replacement thereof), shown in the most recent engineering report relating thereto, discounted at an annual rate equal to the then current annual yield of long-term (10 year) Government of Canada bonds plus 400 basis points, subject to a maximum rate of 10% and using forecast price and cost assumptions;".

 In accordance with the terms of the Trust Indenture the proposed amendments to the Trust Indenture and the Royalty Agreement require the approval of not less than 66b% of the Units represented at the Meeting and voted on such resolution.

The Board of Directors unanimously recommends that Unitholders vote FOR the Amendments Resolution.

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE VOTED AGAINST THE ABOVE RESOLUTION.

EXECUTIVE COMPENSATION PRIOR TO THE INTERNALIZATION

Management Agreement

The Unitholders approved the Internalization Transaction at the annual and special meeting held on April 16, 2003, and in connection with the Internalization Transaction, PC acquired the Manager and the external management contract of Petrofund as described below and all related fees were eliminated.

Pursuant to the Management Agreement, the Manager was compensated for providing services to PC and Petrofund. As a result of the completion of the Internalization, no fees were payable to the Manager under the Management Agreement in respect of the period commencing on January 1, 2003 to the closing date, April 29, 2003. Previously the Manager received a quarterly fee paid on the last Business Day of each quarter of each year equal to 3.25% (reduced from 3.75%, effective January 1, 2002) of the sum of net production revenue less Crown royalties and other Crown charges attributable to PC's properties for the applicable quarterly period.

In addition the Manager received acquisition fees equal to 1.5% (reduced from 1.75%, effective January 1, 2002) of the purchase costs of all oil and gas properties, oil and gas companies and other related assets acquired by PC, other than replacement properties. In the event that PC properties were sold, the Manager also received disposition fees of 1.25% (reduced from 1.5%, effective January 1, 2002) of the sale price of the properties sold.

PC is entitled to a residual 1% interest in the properties. The management fee and investment fee were paid in part, firstly, by applying any income received by PC in respect of its residual interest in the properties and, secondly, by applying any interest income of PC relating to the proceeds or revenue from the properties.

The Manager was also entitled to be reimbursed by PC for general and administrative costs and by Petrofund for trust expenses. PC was not responsible for the payment in any fiscal year of Petrofund of general and administrative costs in excess of the greater of (a) 5% of the gross production revenue for such fiscal year and (b) $240,000. To the extent that general and administrative costs paid by PC for any fiscal year of Petrofund exceed such maximum amount, PC was entitled to set off and deduct such excess amount from its liability to pay management fees to the Manager.

Compensation of Directors

Prior to the Internalization Transaction each director of PC was entitled to receive a quarterly retainer of $5,000, in addition each director received a fee of $1,000 for each meeting of the board of directors attended and $1,500 for each meeting of Unitholders attended. Subsequent to the Internalization Transaction each director of PC is entitled to receive a quarterly retainer of $7,500, and the committee chairs also receive an annual retainer of $10,000, except for the chair of the audit committee who receives an annual retainer of $15,000. Each director of PC also receives a fee of $1,750 for each board of directors, unitholders, or committee meeting attended. All amounts paid to the directors of PC are paid by Petrofund.

For Petrofund's fiscal year ended December 31, 2003, the directors were paid an aggregate of $360,500 for retainer fees and attending regular meetings of the Board of Directors, $20,750 for attending audit committee meetings, and $43,250 for participation on two special committees, pertaining to the Internalization Transaction. John F. Driscoll, the Chairman of the Board of Directors, receives a fixed amount of $125,000 a year in lieu of retainer and meeting fees.

Report on Executive Compensation

Following completion of the Internalization Transaction, PC established the HR&C Committee, with a mandate focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning.

The Trust's compensation plan for its executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the Petrofund Unit Rights Incentive Plan of the Trust. The future on-going compensation plan for the executive officers will include a combination of base salary, the payment of awards under the STIP, the grant of awards under the LTIP, and the grant of Restricted Units under the Restricted Unit Plan. The HR&C Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other large Canadian conventional oil and gas trusts and mid sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the independent consultants who regularly review compensation practices in Canada.

The foregoing report is respectfully submitted to Unitholders by the HR&C Committee:

Frank Potter - Chairman
Sandra S. Cowan
Wayne M. Newhouse

Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation information for the chief executive officer plus the four other most highly compensated policy making executive officers of PC (collectively, the "Named Executive Officers") for the period January 1, 2003 to December 31, 2003.

	Annual Compensation			Long-Term Comp
		("Comp")		Awards		Payout
			Other(2)	Securities	Restricted
			Annual	Under Op-	Shares or		All
Name and Principal	Salary (1)	Bonus	Comp	tions / SARs	Restricted	LTIP	Other
Position	($)	($)	($)	Granted	Share Units	Pay-outs	Comp
Jeffery E Errico,	$305,000	$195,000	(2)	-	(3)	-	-
President & CEO
Jeffrey D. Newcommon,	$218,333	$156,000	(2)	-	(3)	-	-
Executive Vice
President
Vince P. Moyer, CA	$205,000	$149,500	(2)	-	(3)	-	-
Senior Vice President,
Finance & CFO
Glen C. Fischer,	$185,000	$149,500	(2)	-	(3)	-	-
Senior Vice President,
Operations
Noel F. Cronin	$158,000	$40,000	(2)	-	(3)	-	-
Vice President,
Production

Notes:
(1) For the period January 1, 2003 to December 31, 2003. Note also that amounts prior to April 29, 2003 were paid by the Manager and reimbursed by PC.
(2) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of the total salary and bonus for the period. (3) See "Annual and Special Meeting Matters - Approval of Issuance of Units Under Long Term Incentive Plan for restricted Units granted under the proposed LTIP, subject to regulatory and Unitholder approval.

Aggregate Unit Incentive Rights Exercised and Year End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Trust Unit Incentive Rights exercised during the year ended December 31, 2003, and the value of the "in-the-money" unexercised Trust Unit Incentive Rights at December 31, 2003.

	Securities
	Acquired	Aggregate	Unexercised Unit	Value of Unexercised In-the-
	on	Value	Incentive Rights at FY-	Money Unit Incentive Rights
	Exercise(#)	Realized($)	End (#)	at FY-End ($)
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
J. E. Errico	141,133	554,303	41,667 / 50,000	106,668 / 443,000
J. D. Newcommon	101,667	406,900	33,333 / 35,000	85,332 / 310,100
V. P. Moyer	134,999	264,740	- / 35,000	- / 310,100
G. C. Fischer	138,333	314,247	- / 35,000	- / 310,100
N. F. Cronin	51,667	140,374	- / 9,000	- / 79,740

The value of the exercisable Unit Incentive Rights (market value of Units less exercise price) at December 31, 2003, was based upon the closing price of $18.79 for the Units on December 31, 2003, being the last day of trading of the Units in 2003, as quoted by the Toronto Stock Exchange.

Unit Incentive Plans

The Petrofund Incentive Plan authorized the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties. As of December 31, 2003, 4,689 options were outstanding pursuant to the Petrofund Incentive Plan. The Petrofund Incentive Plan will be terminated once all options outstanding thereunder are exercised or expire unexercised.

All option rights to purchase Units are now granted under the Petrofund Unit Rights Incentive Plan. The purpose of the Petrofund Unit Rights Incentive Plan is to encourage ownership of Units by directors, senior officers, employees and consultants of PC, as designated from time to time by the Board of Directors, and personal holding corporations controlled by or registered retirement savings plans of any such persons.

The aggregate number of Units which may be reserved for issuance under the Petrofund Unit Rights Incentive Plan is 5,200,000 Units, of which 2,945,900 have been issued. As of the Record Date, 751,789 options are outstanding pursuant to the Petrofund Unit Rights Incentive Plan. The Petrofund Unit Rights Incentive Plan permits Petrofund to increase such maximum number from time to time, subject to the approval of the Unitholders. If the Restricted Unit Plan, outlined in this Information Circular, is approved no further options will be issued under the Petrofund Unit Rights Incentive Plan.

The exercise price of rights granted under the Petrofund Unit Rights Incentive Plan is based upon the market price of the Units at the date of grant or, at the election of the grantee, based upon such market price and the unit distribution levels subsequently achieved by Petrofund. In particular, the Petrofund Unit Rights Incentive Plan provides that the rights exercise price will be equal to either (a) the market price of the Units on the date of the grant of the right or, (b) if so elected by the holder no later than the exercise of the applicable right, the market price of the Units on the date of grant of the right reduced from time to time for each calendar quarter ending after the date of grant by the positive amount, if any, equal to:

(i) the amount by which the aggregate unit distributions made to Unitholders in any calendar quarter ending after the date of the grant exceed 2.5% of Petrofund's Oil and Gas Interests (as defined below) on its balance sheet at the beginning of the applicable calendar quarter, divided by

(ii) the number of issued and outstanding Units as at the beginning of the applicable calendar quarter.

These provisions of the Petrofund Unit Rights Incentive Plan reflects Petrofund's primary objective of maximizing distributions in order to allow it to compete in the oil and gas business for the employment of qualified professionals. The exercise price of rights will effectively allow the holders of rights granted under the Petrofund Unit Rights Incentive Plan, at their election, to indirectly participate in Unit distributions in excess of 2.5% of the net book value per unit of Petrofund's consolidated oil and gas royalty and property interests (the "Oil and Gas Interests") on a quarterly basis.

Rights granted under the Petrofund Unit Rights Incentive Plan may be exercised during a period not exceeding five years, subject to earlier termination in the event of termination, retirement, disability or death. The rights are non-transferable. PC may from time to time amend or revise the terms of the Petrofund Unit Rights Incentive Plan or may terminate the Petrofund Unit Rights Incentive Plan at any time; provided, however, that the Petrofund Unit Rights Incentive Plan will be terminated should the Restricted Unit Plan receive all necessary approvals. Rights that have been previously issued under the Petrofund Unit Rights Incentive Plan which remain outstanding will not be affected by the termination of the plan.

Restricted Unit Plan

On February 17, 2004, the Board of Directors approved the adoption of the Restricted Unit Plan which authorizes the Trust to grant Restricted Units to directors, officers, employees or consultants of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder for cash or Units.

At the Meeting, Unitholders will be asked to consider, and if thought fit, pass a resolution authorizing the issuance of up to 1,200,000 Units from Treasury pursuant to the terms of the Restricted Unit Plan. For a description of the Restricted Unit Plan, see "Annual and Special Meeting Matters - Approval of Issuance of Units under Restricted Unit Plan - Description of Restricted Unit Plan".

Long Term Incentive Plan

On February 17, 2004, the Board of Directors approved the LTIP for the President and Chief Executive Officer, the Executive Vice President, the Senior Vice President, Finance and Chief Financial Officer and the Senior Vice President, Operations of PC (collectively, the "Senior Executives") and other employees of PC who may, in the future, be designated as participants under the LTIP.

At the Meeting, Unitholders will be asked to consider and if thought fit pass a resolution authorizing the issuance of up to 800,000 Units from treasury, over the life of the LTIP, pursuant to the terms of the LTIP. For a description of the LTIP and the grant of Units thereunder that has been made, subject to regulatory and Unitholder approval, see "Annual and Special Meeting Matters - Approval of Issuance of Units Under Long Term Incentive Plan" above.

The issuance of Units from treasury under the LTIP is subject to the approval of the TSX.

Short Term Incentive Plan

On February 17, 2004, the Board of Directors approved a short term incentive plan (the "STIP") for the Senior Executives and other employees of PC who may, in the future, be designated as participants under the STIP.

The STIP is intended to encourage and reward outstanding performance by participants, and if certain financial, operational and individual performance measures are met, participants may receive a significant portion of their annual cash compensation through the STIP. While the STIP is intended to reward outstanding performance, it is also intended to insulate the participants from the fluctuation of commodity prices as the participants should neither be rewarded nor penalized solely due to increases or decreases in commodity prices for reasons completely beyond their control. Rather, it is the intention of PC that participants be rewarded based on their ability to manage the Trust's business better than other similar businesses which are subject to the same market and economic forces. The STIP will not be allowed to promote decision-making by the participants that is contrary to the best interests of the Trust and PC. As such, those administrating the STIP shall retain the discretion, acting reasonably, to adjust awards, performance measures, and to look at individual performance, to ensure that the decision-making of the participants continues to be in the best interests of PC, the Trust, and its Unitholders.

The STIP was approved by the Board of Directors of STIP effective January 1, 2004, and the first year for consideration of compensation under the STIP is the fiscal year 2004. Should certain measures be achieved, the first awards under the STIP for the fiscal year 2004 would be made in the first quarter of 2005.

The STIP is administered by the HR&C Committee. From time to time the HR&C Committee will review the objectives of the STIP and the STIP to ensure that the STIP continues to properly encourage outstanding participant performance, and to help achieve PC's and the Trust's strategies and value creation. After such review, reasonable adjustments and amendments may be made to the STIP in the reasonable discretion of the HR&C Committee.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the STIP establishes threshold, target and maximum opportunities for each of the participants. The amount of the award for any given year which is given to a participant under the STIP depends upon the degree to which performance levels as described below (and individual performance, where applicable) have been met in that year. The size of the STIP award for any given year is expressed on a percentage of the participant's base salary (not including any bonus, incentive or STIP compensation, or the value of benefit or perquisites).

The STIP presently has five financial and operational performance measures: (i) total unitholder return; (ii) production per Trust Unit; (iii) operating and general and administrative costs; (iv) established reserves per Trust Unit; and (v) acquisition and development costs.

Subject to the discretion and judgement of the HR&C Committee, the five performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the STIP. In addition to the above five performance measures, the HR&C Committee will take into account in certain circumstances the individual performance of the STIP participants in determining the STIP award.

As at the date hereof and subject to individual performance considerations, the five performance measures at the following percentiles would result in the following awards under the STIP:

  the 25th percentile of the peer group for absolute and relative performance, as applicable, would result in a threshold STIP payment equal to 50% of the target incentive for each component;

  the 50th percentile (median) of the peer group for absolute and relative performance, as applicable, would result in a STIP payment equal to the target incentive for each component;

  and at or above the 75th percentile of the peer group for absolute and relative performance, as applicable, would result in a maximum STIP payment equal to 200% of the target incentive for each component.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the following are the present threshold, target, and maximum opportunities for each of the Senior Executive participants in the following positions:

Level 1 - President and Chief Executive Officer
Level 2 - Executive Vice President
Level 3 - Senior Vice Presidents

	Annual Short Term Incentive (as a % of base salary)

	Thresh
	old		Maximum
Participation Level	(50% of Target)	Target	(200% of Target)

1	25%	50%	100%

2	22.5%	45%	90%

3	20%	40%	80%

The awards under the STIP will be determined at the conclusion of the STIP year and will be based on performance of the participants and the Trust during the STIP year. The amount of any STIP award will be based on the participant's base salary earned during the fiscal year under which the STIP award was granted. Awards under the STIP will be in cash and subject to appropriate withholding taxes.

Subject to any employment agreement that is in place with the Senior Executives, PC, and the HR&C Committee have the right and discretion, provided they act reasonably, to amend the STIP, in whole or in part, or to terminate the STIP at any time. Upon termination of the STIP, all rights to the participants under the STIP shall cease as of the date of termination, except with respect to STIP awards that have been declared by the HR&C Committee but not yet paid to the participants.

As the STIP is intended to encourage and reward outstanding performance by certain key PC employees rights under the STIP, subject to any employment agreement that is in place with the Senior Executives, generally cease upon the cessation of such employment.

Employment Contracts

The President and Chief Executive Officer and the other Named Executive Officers of PC are each a party to an employment agreement with PC, which continues indefinitely until terminated in accordance with its terms, and provides for payment of the executive's annual base salary and participation in benefits provided by PC as provided in the agreement. Each agreement further provides for a bonus for the year 2003 and the payment of such bonus and the participation by the executive in the LTIP commencing January 1, 2003, and participating in the STIP commencing January 1, 2004, such participation in the LTIP (subject to unitholder approval) and STIP being as provided in the agreement. The agreements may be terminated by PC without cause upon payment of the following amounts: (i) a lump sum payment equal to the annual base salary multiplied by a range of 2.5 times to 1.75 times (the "Multiplier") depending on the executive's position; (ii) 20% of the amount calculated pursuant to (i) above as compensation for loss of benefits; (iii) depending on the termination date, a distribution under the LTIP consisting of a distribution of Units equal to the executive's target LTIP bonus for the year in which the termination occurs times the Multiplier if the termination occurs before January 2004 to 0.5 for the President and Chief Executive Officer and zero for the other executives in the event the termination occurs after January 1, 2009; and (iv) a lump sum payment equal to the Multiplier times the average of the STIP bonus awarded to the executive over the preceding three years. In addition, in the event of termination, any unvested but previously awarded LTIP grants shall be distributed to the executive and, subject to regulatory approval; any unvested rights to purchase Units of the Trust pursuant to the Unit Rights Incentive Plan of the Trust that would have vested over a specified period from the termination date shall vest. Furthermore, in the event that the agreements are terminated by PC without cause, PC shall pay to the executive a payment in lieu of continued participation in the 2003 bonus plan or in the STIP equal to the proportionate share of the amount that the executive would have received pursuant to the 2003 bonus plan or STIP had the agreement not been terminated. In addition, in the event of a change of control (as defined in the agreements), the executive has the right, for a period of six months following the event causing the change of control, to terminate the agreement and be entitled to the foregoing payments.

PERFORMANCE GRAPH

The following graph illustrates changes from December 31, 1998 to December 31, 2003, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index (1), the TSX Oil & Gas Producers Index and the S&P/TSX Canadian Energy Trust Total Return Index, with all dividends and distributions reinvested. (2)

	1998/12	1999/12	2000/12	2001/12	2002/12	2003/12

Petrofund Energy Trust Unitholder Total
Return	100	201.82	362.27	335.15	344.09	496.06

S&P/TSX Composite Index	100	129.72	137.74	118.54	101.98	126.75

TSX Oil & Gas Producers Index	100	122.14	178.48	183.31	211.25	251.33

S&P/TSX Canadian Energy Trust Total
Return Index	100	140.21	181.42	193.67	203.45	259.16

Note:
(1) The S&P/TSX Composite Index was previously called the TSE 300 Composite Index
(2) The Petrofund Energy Trust Unitholder Return incorporates the actual cash distributions which represent an average annual return of 79.212% per annum to December 31, 2003 for an initial investment on December 31, 1998.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the Guidelines for Improved Corporate Governance contained in the report of the Toronto Stock Exchange Committee on Corporate Governance in Canada (the "TSX Guidelines").

The corporate governance structure of Petrofund is not the same as for a corporation. The Board of Directors is responsible for the overall governance of Petrofund. PC is, in turn, governed by the Board of Directors. Following the Internalization Transaction the Board of Directors is, in effect, responsible for the overall stewardship and governance of Petrofund, and has put in place standards and benchmarks by which that responsibility can be measured. Set out below is a description of Petrofund's current corporate governance practices, relative to the TSX Guidelines (which are set out below in italics).

Guideline 1

The board of directors should explicitly assume responsibility for stewardship of the corporation.

The Board is responsible for the strategic planning process, identifying the principal risks of the business and implementing appropriate systems to manage these risks, the communication policy, the integrity of the internal controls and management information systems, and monitoring of senior management.

Guideline 2

The majority of the directors should be "unrelated" directors. The TSX Guidelines defines an "unrelated" director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings.

The Board is currently comprised of seven members, all of whom are elected by the Unitholders, and five of whom are "unrelated" directors within the meaning of the TSX Guidelines.

Guideline 3

Since the majority of the directors should be "unrelated" directors, a determination should be made annually that individual directors are, or continue to be, unrelated directors within the meaning of the definition.

Currently, five directors of PC are "unrelated" directors.

The responsibility for ensuring that individual directors are unrelated will rest with the Board which will ensure that PC discloses on an annual basis whether the Board continues to be comprised of unrelated directors and will disclose the analysis used to come to that conclusion.

Guideline 4

The board of directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the board and assessing directors on an ongoing basis.

The responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis falls within the mandate of the governance committee, which is comprised of three unrelated directors.

Guideline 5

The board should implement a process for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

The responsibility for reviewing, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of individual directors falls within the mandate of the governance committee.

Guideline 6

The company should provide an education and orientation program for new members of the board of directors.

PC has instituted, under the auspices of the governance committee, a formal orientation and education program for new Board members in order to ensure that new directors are familiarized with Petrofund's business, including Petrofund's field operations, management, administration, policies and plans, and the procedures of the Board.

Guideline 7

The board of directors should examine its size to ensure that it facilitates effective decision-making.

The responsibility for reviewing, on an ongoing basis, the Board's size, composition and working processes and proposing changes to the Board for its consideration falls within the mandate of the governance committee. The Board believes its current size and composition facilitates effective decision-making.

Guideline 8

The board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved in being an effective director.

The responsibility for reviewing, on an annual basis, the directors' compensation and other terms of service, to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director, and proposing adjustments, as appropriate, to the Board for its approval falls within the mandate of the governance committee.

Guideline 9

Committees of the board should be composed of outside directors, a majority of whom are unrelated.

Currently, the Board has four board committees: the audit committee, the human resources and compensation committee, the governance committee, and the reserves audit committee. The chairmanship and membership of each of the board committees is comprised of unrelated directors.

The audit committee is responsible to the Board for overseeing the integrity of Petrofund's financial reporting and disclosure ensuring that Petrofund complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure; that that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the financial statements are the most appropriate in the prevailing circumstances; that the quarterly and annual financial statements are accurate and present fairly the financial position and performance of Petrofund in accordance with Canadian (and if applicable, the United States of America) generally accepted accounting principles; and that appropriate information concerning the financial position and performance of Petrofund is disseminated to the public in a timely manner. It is also responsible for ensuring that all accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all financial transactions; that the internal financial controls are regularly assessed for effectiveness and efficiency; the quarterly and annual financial statements are properly prepared by management; the quarterly financial statements are reviewed by an independent external auditor appointed by the Petrofund unitholders (the "external auditors") and the annual financial statements are reported on by the external auditors; and that the disclosure policy, in particular the financial components of such disclosure policy, is complied with by management and the Board.

The governance committee has the responsibility of assessing the performance of the Board, its committees, and individual directors. It reviews, at least annually, the size of the Board, its composition, and its practices. It recommends to the Board, at least annually and at such other times as it sees fit, the composition of board committees and the chairmanship of such committees. It is responsible for nominating new directors, and is responsible for the training and orientation of new directors. It reviews director compensation, at least annually, and recommends changes as it sees fit to the Board for its approval.

The human resources and compensation committee is responsible to the Board for overseeing the development and administration of competitive policies designed to attract, develop and retain employees of the highest standards at all levels. It recommends to the Board appropriate policies dealing with recruitment, compensation, benefits and training, and will oversee the administration of succession planning. It is responsible for recommending to the Board the compensation arrangements for individual senior officers, in consultation with the chief executive officer.

The reserves audit committee has the responsibility of overseeing the integrity of Petrofund's reserve estimates. It meets at least annually, and as often as it sees fit, with Petrofund's independent engineering consultants, and will do so at least once annually in camera. It has the right to retain independent advisors at the expense of Petrofund.

Guideline 10

The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.

The governance committee is responsible to the Board for the development of governance guidelines, and reviews on an ongoing basis its approach to governance issues to ensure its effectiveness, as more particularly described above.

Guideline 11

The board of directors and the chief executive officer together should develop position descriptions for the board of directors and the chief executive officer, involving the definition of the limits to management's responsibilities. In addition, the board of directors should approve or develop the corporate objectives which the chief executive officer is responsible for meeting.

The Board in conjunction with the chief executive officer have developed position descriptions for the Board and the chief executive officer of PC, including those more particularly described above. In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be undertaken by Petrofund are subject to Board approval. The Board responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the Chief Executive Officer and management.

Guideline 12

The board of directors should have appropriate structures and procedures to ensure that it can function independently of management.

The Board reviews its procedures on an ongoing basis to ensure that it can function independently of management, and through the mechanism of the four board committees has established clear lines of authority over management. The Chairmanship of the Board and the Chief Executive Officer positions have been separated and the respective position descriptions make clear the relationship of one to the other.

Guideline 13

The audit committee of every board of directors should be composed only of unrelated directors. The role and responsibilities of the audit committee should be specifically defined. The audit committee should have direct communication channels with external auditors.

The audit committee is composed entirely of unrelated directors. The audit committee has adopted a mandate approved by the Board, with the advice of outside advisors, reflecting current best practice for audit committees, as more particularly set forth and described above. The committee will review its mandate and work processes at least annually; taking into account changes in regulatory and other appropriate requirements or practices, and will propose changes, as appropriate, to the Board for its approval.

Guideline 14

The board should enable directors to engage outside advisors at the company's expense, when appropriate, subject to the approval of a committee of the board.

The Board, its committees and individual directors may, when appropriate, engage outside advisors at the expense of PC, subject to the approval of the Board.

INTERESTS OF INSIDERS

Management is not aware of any material interest of any director of PC or any officer of PC or anyone who has held office as such at the beginning of Petrofund's last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Information Circular.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or senior officers of Petrofund or PC and no affiliate or associate of any of the foregoing, has been indebted to Petrofund or PC at any time since January 1, 2003.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Board, except for the internalization of management described below, none of the directors or senior officers of PC, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction since January 1, 2003 that has materially affected Petrofund, or in any proposed transaction that would materially affect Petrofund.

Internalization of Management

On March 10, 2003, the Trust entered into an agreement to internalize its management structure such that Previous Manager became a wholly owned subsidiary of PC. Unitholder and regulatory approval of the Internalization was received at the annual and special meeting of Unitholders held on April 16, 2003. As a result of the Internalization all management, acquisition and disposition fees payable to the Previous Manager were eliminated effective January 1, 2003. The cost of the Internalization was $30.9 million including $2.5 million of transaction costs, all of which was expensed to the income statement. The transaction was effected in the following manner:

  Prior to the closing, the Previous Manager acquired NCE Services (which employed all of the Calgary-based personnel who provided services to the Trust and PC on behalf of the Previous Manager).

  At the closing, PC purchased all of the issued shares of the Previous Manager from Petro Assets Inc. for $21.7 million. Petro Assets Inc. is owned by the Driscoll Family Trust (a trust established for the family of John F. Driscoll). John F. Driscoll was Chairman and Chief Executive Officer of PC at closing.

  The purchase price for the shares of the Previous Manager was satisfied by the issuance of 1,939,147 PC Exchangeable Shares, plus a cash amount per PC Exchangeable Share equal to the distributions paid or payable per Unit by the Trust to Unitholders of record from and after January 1, 2003 up to and including the closing date. Initially each PC Exchangeable Share was exchangeable into one Unit. The exchange rate is adjusted from time to time to reflect distributions paid on each Unit after the closing date. Each PC Exchangeable Share was initially ascribed a value of $12.1703, representing the weighted average trading price of the Units over the 10 trading days, ending on March 4, 2003 on the TSX. For accounting purposes the PC Exchangeable Shares were deemed to be issued at a value of $11.20 per share being the average trading value of the Units for the last ten days prior to the closing date.

  At closing, PC paid $3.4 million in cash to fund the repayment of indebtedness owing by the Previous Manager. In addition, as part of the Internalization NCE Services paid certain senior executives of the Previous Manager $780,000 in cash and issued 100,244 Units plus an amount per Unit equal to the distributions per Unit paid to holders of record of Units during the period commencing on January 1, 2003 and ending on the closing date.

Subsequent to the closing of the Internalization, the Trust proceeded to consolidate all activities in PC's offices in Calgary, Alberta. To ensure an orderly transition of the services then provided by the Previous Manager through its office in Toronto, Ontario, Sentry Select Capital Corp. ("Sentry") entered into an agreement on closing, which was effective January 1, 2003, with the Trust, PC and the Previous Manager to provide certain of these services to the Trust and PC at Sentry's cost until December 31, 2003, subject to a maximum cost of $2 million. After December 31, 2003, Sentry no longer provides any services. At closing Sentry was an affiliate of the Previous Manager and is a company in which John F. Driscoll owns a controlling interest.

As part of the agreement, all management fees, acquisition and disposition fees were eliminated retroactive to January 1, 2003.

OTHER MATTERS

As of the date of this Information Circular, the Board does not know of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

DIRECTORS' APPROVAL AND CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and distribution of this Information Circular to Unitholders have been approved by the Board of Directors.

DATED at Calgary, Alberta this 27 day of February, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS OF PETROFUND CORP.

(SIGNED) FRANK POTTER	(SIGNED) JOHN F. DRISCOLL
Director	Chairman

PETROFUND ENERGY TRUST

By: Petrofund Corp.

(SIGNED) JEFFERY E. ERRICO	(SIGNED) VINCE P. MOYER
President and	Vice-President, Finance and
Chief Executive Officer	Chief Financial Officer

PETROFUND ENERGY TRUST

600 444 7TH Avenue SW Calgary Alberta T2P 0X8

PROXY FOR USE BY UNITHOLDERS AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS OF PETROFUND ENERGY TRUST TO BE HELD ON WEDNESDAY APRIL 14, 2004, SOLICITED ON BEHALF OF THE MANAGEMENT OF PETROFUND CORP.

The undersigned unitholder (the "Unitholder") of PETROFUND ENERGY TRUST ("Petrofund") hereby appoints John F. Driscoll, or failing him. Jeffery E. Errico, or instead of either of them, .........................., as proxy for the Unitholder, with the power of substitution, to attend, vote, and act for and on behalf of the Unitholder at the annual and special meeting (the "Meeting") of the unitholders of Petrofund to be held at the Hyatt Regency Hotel, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta on Wednesday, April 14, 2004, at the hour of 2:00 p.m. MDT (Calgary time), and at any adjournments or postponements thereof, and without limiting the general authority and power hereby given to such proxy, the units represented by this proxy are specifically directed to be voted, or withheld from being voted, as indicated below.

(SEE REVERSE SIDE HEREOF FOR FURTHER INFORMATION WITH RESPECT TO THIS PROXY.)

  VOTE FOR or WITHHOLD FROM VOTING on the election of the seven nominees to be elected to serve as directors of Petrofund Corp. ("PC") for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular under the heading "Annual and Special Meeting Matters - Election of Directors";

  VOTE FOR or WITHHOLD FROM VOTING on the appointment of Deloitte & Touche LLP as auditors of Petrofund until the next annual meeting of unitholders;

  VOTE FOR or VOTE AGAINST the issuance of up to a maximum of, subject to adjustment as provided in the Restricted Unit Plan, 1,200,000 Units from treasury pursuant to the terms of the Restricted Unit Plan, all as more particularly described in the Information Circular under the heading "Annual and Special Meeting Matters - Approval of Issuance of Units Under Restricted Unit Plan";

  VOTE FOR or VOTE AGAINST the issuance of up to a maximum of, subject to adjustment as provided in the Long Term Incentive Plan, 800,000 Units from treasury pursuant to the terms of the Long Term Incentive Plan, all as more particularly described in the Information Circular under the heading "Annual and Special Meeting Matters - Approval of Issuance of Units Under Long Term Incentive Plan";

  VOTE FOR or VOTE AGAINST the amendments resolution authorizing and approving certain amendments to each of the Trust Indenture of Petrofund and the Royalty Agreement between PC and Petrofund, all as more particularly described in the Information Circular under the heading "Annual and Special Meeting Matters - Proposed Amendments to Trust Indenture and Royalty Agreement"; and

  In his discretion, in accordance with his best judgement, with respect to amendments to or variations of matters identified in the accompanying notice of Meeting and with respect to other matters which may properly come before the Meeting, and any adjournments or postponements thereof.

If this is not dated, it will be deemed to be dated on the date upon which it is mailed to unitholders of Petrofund. DATED this ___day of _____, 2004.

________________________________________________________
Unitholder's Signature

________________________________________________________
Unitholder's Name (please print)

Note: If the unitholder is an individual please sign exactly as your units are registered. If the unitholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the corporation, and if the corporation has a corporate seal, its corporate seal should be affixed. If units are registered in the name of an executor, administrator or trustee, please sign exactly as the units are registered. If the units are registered in the name of a deceased unitholder, the unitholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the unitholder must be attached to the proxy.

The proxy named overleaf will vote or withhold from voting the units represented by this proxy in respect of each matter identified in the Notice of Annual and Special Meeting of Unitholders of Petrofund in accordance with the direction indicated overleaf. In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the matters referred to in (a), (b), (c), (d), (e), and (f).

The Unitholder hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority for and in the name of the Unitholder at the Meeting, and at any adjournments or postponements thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the units of Petrofund which the Unitholder would be entitled to vote if personally present at the Meeting.

This proxy is solicited on behalf of the management of PC. The Unitholder has the right to appoint a person to attend and act for him and on his behalf at the Meeting, and at any adjournments or postponements thereof, other than the persons named above. Such right may be exercised by inserting in the blank space provided above the name of the person to be appointed, who need not be a unitholder of Petrofund, or by completing another proper form of proxy.

All unitholders should refer to the accompanying Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

Whether or not you anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the envelope provided. This form of proxy will not be valid unless completed and delivered so it is received by Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

The Unitholder hereby acknowledges receipt of the Notice of Annual and Special Meeting of Unitholders of Petrofund and the Information Circular, each dated February 27, 2004, and furnished herewith.

IMPORTANT

PLEASE DO NOT DELAY

If you have any questions or need assistance in
completing this proxy, please contact:

Computershare Trust Company of Canada
at:

Toll-free: 1-800-564-6253 (in Canada and US)

Fax: 1-888-453-0330 (in Canada and US)

e-mail: service@computershare.com